Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2014	Three months ended March 31, 2013
Income available to common stockholders	$2,042	$2,280

Weighted average common shares outstanding	8,340	8,492

Basic earnings per share	$0.27	$0.27

Income for diluted earnings per share	$2,042	$2,280

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,342	8,494

Diluted earnings per share	$0.27	$0.27

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(1) All related to outstanding stock options.

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